Exhibit 99.1

FOR IMMEDIATE RELEASE

Thursday, July 24, 2008

(All amounts in U.S. dollars.

Per share information based on diluted

shares outstanding unless noted otherwise.)

CELESTICA ANNOUNCES SECOND QUARTER 2008 FINANCIAL RESULTS

Second Quarter Summary

•	Revenue of $1,876 million compared to $1,937 million for the same period last year
•	GAAP earnings of $0.17 per share compared to a loss of ($0.08) per share last year
•	Adjusted net earnings of $0.17 per share compared to $0.02 per share last year
•	Operating margin of 3.0%, gross margin of 6.7%
•	Inventory turnover of 8.7x turns
•	Return on invested capital including intangibles of 11.8% compared to 3.8% last year
•	Second quarter free cash flow of $54 million, cash balance of $1.203 billion
•	Third quarter revenue guidance of $1.9 billion - $2.1 billion, adjusted net earnings per share of $0.17 - $0.23

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a global provider of electronics manufacturing services (EMS), today announced financial results for the second quarter ended June 30, 2008.

Revenue was $1,876 million compared to $1,937 million in the second quarter of 2007. Net earnings on a GAAP basis for the second quarter were $39.8 million or $0.17 per share, compared to GAAP net loss of ($19.2) million or ($0.08) per share for the same period last year.

Adjusted net earnings for the quarter were $38.9 million or $0.17 per share, compared to adjusted net earnings of $4.9 million or $0.02 per share for the same period last year. The term adjusted net earnings is defined as net earnings before other charges, amortization of intangible assets, integration costs related to acquisitions, option expense, option exchange costs and gains or losses on the repurchase of shares and debt, net of tax and significant deferred tax write-offs or recovery (detailed GAAP financial statements and supplementary information related to adjusted net earnings appear at the end of this press release).

These results compare with the company’s guidance for the second quarter, announced on April 24, 2008, of revenue of $1.8 billion to $2.0 billion and adjusted net earnings per share of $0.13 to $0.19.

For the six months ended June 30, 2008, revenue was $3,712 million compared to $3,779 million for the same period in 2007. Net earnings on a GAAP basis were $69.6 million or $0.30 per share compared to GAAP net loss of ($53.5) million or ($0.23) per share for the same period last year. Adjusted net earnings for the first half of 2008 were $74.3 million or $0.32 per share compared to adjusted net loss of ($4.2) million or ($0.02) per share for the same period in 2007.

“Celestica’s second quarter results demonstrate our ability to deliver further improvements in our financial results despite challenging end markets,” said Craig Muhlhauser, President and Chief Executive Officer, Celestica. “Operationally, we are executing well for our customers, and we continue to show improvements in operating margins and return on invested capital. We are continuing to win new business across all of our key market segments, and despite limited end-market visibility, we believe we are well positioned to deliver additional financial improvements throughout the balance of the year.”

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Outlook

For the third quarter ending September 30, 2008, the company anticipates revenue to be in the range of $1.9 billion to $2.1 billion, and adjusted net earnings per share to range from $0.17 to $0.23.

Second Quarter Webcast

Management will host its quarterly results conference call today at 4:30 p.m. Eastern. The webcast can be accessed at www.celestica.com.

Supplementary Information

In addition to disclosing detailed results in accordance with Canadian generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company’s operating performance.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of restructuring activities, acquisitions made by the company, fair value accounting for stock options and securities repurchases, management believes adjusted net earnings are a useful measure for the company as well as its investors to facilitate period-to-period operating comparisons and allow the comparison of operating results with its competitors in the U.S. and Asia. Excluded from adjusted net earnings are the effects of other charges (most significantly, restructuring costs and the write-down of goodwill and long-lived assets), acquisition-related charges (amortization of intangible assets and integration costs related to acquisitions), option expense and option exchange costs, gains or losses on the repurchase of shares or debt and the related income tax effect of these adjustments and any significant deferred tax write-offs or recovery.  The term adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies.  Adjusted net earnings are not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings prepared in accordance with Canadian or U.S. GAAP. The company has provided a reconciliation of adjusted net earnings to Canadian GAAP net earnings below.

About Celestica

Celestica is dedicated to delivering end-to-end product lifecycle solutions to drive our customers’ success. Through our simplified global operations network and information technology platform, we are solid partners who deliver informed, flexible solutions that enable our customers to succeed in the markets they serve. Committed to providing a truly differentiated customer experience, our agile and adaptive employees share a proud history of demonstrated expertise and creativity that provides our customers with the ability to overcome any challenge.

For further information on Celestica, visit its website at http://www.celestica.com.

The company’s security filings can also be accessed at http://www.sedar.com and http://www.sec.gov.

Safe Harbour and Fair Disclosure Statement

This news release contains forward-looking statements related to our future growth, trends in our industry, our financial and or operational results, and our financial or operational performance.  Such forward-looking statements are predictive in nature and may be based on current expectations, forecasts or assumptions involving risks and uncertainties that could cause actual outcomes and results to differ materially from the forward-looking statements themselves.  Such forward-looking statements may, without limitation, be preceded by, followed by, or include words such as “believes”, “expects”, “anticipates”, “estimates”, “intends”, “plans”, or similar expressions, or may employ such future or conditional verbs as “may”, “will”, “should” or “would”, or may otherwise be indicated as forward-looking statements by grammatical construction, phrasing or context.  The risks and uncertainties referred to above include, but are not limited to: variability of operating results among periods; inability to retain or grow our business due to execution problems resulting from significant headcount reductions, plant closures and product transfers associated with major restructuring activities;  the effects of price competition and other business and competitive factors generally affecting the EMS industry, including the trend for outsourcing; rising energy prices; the challenges of effectively managing our operations during uncertain economic conditions; our dependence on a limited number of customers; our dependence on industries affected by rapid technological change; the challenge of responding to lower-than-expected customer demand; our ability to successfully manage our international operations; and the delays in the delivery and/or general availability of various components used in our manufacturing process.  These and other risks and uncertainties and factors are discussed in the Company’s various public filings at www.sedar.com and www.sec.gov, including our Form 20-F and subsequent reports on Form 6-K filed with the Securities and Exchange Commission.  Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans relating to the future.  Readers are cautioned that such information may not be appropriate for other purposes.

As of its date, this press release contains any material information associated with the company’s financial results for the second quarter ended June 30, 2008 and revenue and adjusted net earnings guidance for the third quarter ending September 30, 2008.  Revenue and earnings guidance is reviewed by the company’s board of directors.  Our revenue and earnings guidance is based on various assumptions by management, which management believes are reasonable under the current circumstances, but may prove to be inaccurate, and many of which involve factors that are beyond the control of the Company. The material assumptions may include assumptions regarding the following: forecasts from our customers, which range from 30 to 90 days; timing and investments associated with ramping new business; general economic and market conditions; currency exchange rates; pricing and competition; anticipated customer demand; supplier performance and pricing; commodity, labor, energy and transportation costs; operational and financial matters; technological developments; and the timing and execution of our restructuring plan. These assumptions are based on management’s current views with respect to current plans and events, and are and will be subject to the risks and uncertainties referred to above.  It is Celestica’s policy that revenue and earnings guidance is effective on the date given, and will only be updated through a public announcement.

Contacts:

Laurie Flanagan

Paul Carpino

Celestica Global Communications

Celestica Investor Relations

(416) 448-2200

(416) 448-2211

media@celestica.com

clsir@celestica.com

RECONCILIATION OF GAAP TO

ADJUSTED NET EARNINGS

(in millions of U.S. dollars)	2007			2008
Three months ended June 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$1,937.0	$—	$1,937.0	$1,876.3	$—	$1,876.3
Cost of sales (1)	1,846.4	(0.9)	1,845.5	1,750.8	(0.8)	1,750.0
Gross profit	90.6	0.9	91.5	125.5	0.8	126.3
SG&A (1)	71.0	(0.5)	70.5	71.6	(1.4)	70.2
Amortization of intangible assets	5.1	(5.1)	—	4.2	(4.2)	—
Other charges	(0.9)	0.9	—	3.6	(3.6)	—
Operating earnings - EBIAT	15.4	5.6	21.0	46.1	10.0	56.1
Interest expense, net	15.3	—	15.3	10.3	—	10.3
Net earnings before tax	0.1	5.6	5.7	35.8	10.0	45.8
Income tax expense (recovery)	19.3	(18.5)	0.8	(4.0)	10.9	6.9
Net earnings (loss)	$(19.2)	$24.1	$4.9	$39.8	$(0.9)	$38.9
W.A. # of shares (in millions) - diluted	229.0		229.2	230.4		230.4
Earnings (loss) per share - diluted	$(0.08)		$0.02	$0.17		$0.17

	2007			2008
Six months ended June 30	GAAP	Adjustments	Adjusted	GAAP	Adjustments	Adjusted
Revenue	$3,779.3	$—	$3,779.3	$3,712.0	$—	$3,712.0
Cost of sales (1)	3,610.1	(1.9)	3,608.2	3,471.5	(1.8)	3,469.7
Gross profit	169.2	1.9	171.1	240.5	1.8	242.3
SG&A (1)	145.4	(1.1)	144.3	137.9	(2.1)	135.8
Amortization of intangible assets	11.1	(11.1)	—	8.4	(8.4)	—
Integration costs relating to acquisitions	0.1	(0.1)	—	—	—	—
Other charges	6.2	(6.2)	—	6.9	(6.9)	—
Operating earnings - EBIAT	6.4	20.4	26.8	87.3	19.2	106.5
Interest expense, net	31.7	—	31.7	19.0	—	19.0
Net earnings (loss) before tax	(25.3)	20.4	(4.9)	68.3	19.2	87.5
Income tax expense (recovery)	28.2	(28.9)	(0.7)	(1.3)	14.5	13.2
Net earnings (loss)	$(53.5)	$49.3	$(4.2)	$69.6	$4.7	$74.3
W.A. # of shares (in millions) - diluted	228.7		228.7	229.7		229.7
Earnings (loss) per share - diluted	$(0.23)		$(0.02)	$0.30		$0.32

(1)  Non -cash option expense included in cost of sales and SG&A is added back for adjusted net earnings

GUIDANCE SUMMARY

	2Q 08 Guidance	2Q 08 Actual	3Q 08 Guidance (2)
Revenue	$1.8B - $2.0B	$1.9B	$1.9B - $2.1B
Adjusted net EPS	$0.13 - $0.19	$0.17	$0.17 - $0.23

(2)   Guidance for the third quarter is provided only on an adjusted net earnings basis.  This is due to the difficulty in forecasting the various items impacting GAAP net earnings, such as the amount and timing of our restructuring activities.

CELESTICA INC.

CONSOLIDATED BALANCE SHEETS

(in millions of U.S. dollars)

	December 31	June 30
	2007	2008
		(unaudited)
Assets
Current assets:
Cash and cash equivalents	$1,116.7	$1,203.0
Accounts receivable	941.2	893.3
Inventories	791.9	812.0
Prepaid and other assets	126.2	99.4
Income taxes recoverable	19.8	32.9
Deferred income taxes	3.8	4.0
	2,999.6	3,044.6
Property, plant and equipment	466.0	465.1
Goodwill from business combinations	850.5	850.5
Intangible assets	35.2	26.8
Other long-term assets	119.2	118.6
	$4,470.5	$4,505.6

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable	$1,029.8	$1,024.1
Accrued liabilities	402.6	367.6
Income taxes payable	14.0	18.0
Deferred income taxes	—	0.2
Current portion of long-term debt (note 3)	0.2	—
	1,446.6	1,409.9
Long-term debt (note 3)	758.3	758.8
Accrued pension and post-employment benefits	70.4	71.5
Deferred income taxes	63.3	61.8
Other long-term liabilities	13.7	13.3
	2,352.3	2,315.3
Shareholders’ equity (note 10):
Capital stock	3,585.2	3,587.6
Warrants	3.1	3.1
Contributed surplus	190.3	200.9
Deficit	(1,716.3)	(1,646.7)
Accumulated other comprehensive income	55.9	45.4
	2,118.2	2,190.3
	$4,470.5	$4,505.6

Guarantees and contingencies (note 11)

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2007 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

Revenue	$1,937.0	$1,876.3	$3,779.3	$3,712.0
Cost of sales	1,846.4	1,750.8	3,610.1	3,471.5
Gross profit	90.6	125.5	169.2	240.5
Selling, general and administrative expenses	71.0	71.6	145.4	137.9
Amortization of intangible assets	5.1	4.2	11.1	8.4
Integration costs related to acquisitions	—	—	0.1	—
Other charges (note 4)	(0.9)	3.6	6.2	6.9
Interest on long-term debt	17.6	13.7	35.2	28.2
Interest income, net of interest expense	(2.3)	(3.4)	(3.5)	(9.2)
Earnings (loss) before income taxes	0.1	35.8	(25.3)	68.3
Income tax expense (recovery):
Current	6.7	(6.5)	12.2	(1.3)
Deferred	12.6	2.5	16.0	—
	19.3	(4.0)	28.2	(1.3)
Net earnings (loss) for the period	$(19.2)	$39.8	$(53.5)	$69.6

Basic earnings (loss) per share	$(0.08)	$0.17	$(0.23)	$0.30

Diluted earnings (loss) per share	$(0.08)	$0.17	$(0.23)	$0.30

Shares used in computing per share amounts:
Basic (in millions)	229.0	229.2	228.7	229.2
Diluted (in millions)	229.0	230.4	228.7	229.7

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2007 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

Net earnings (loss) for the period	$(19.2)	$39.8	$(53.5)	$69.6
Other comprehensive income (loss), net of tax:
Foreign currency translation gain (loss)	(1.7)	(3.7)	(1.1)	6.1
Net gain on derivatives designated as cash flow hedges	16.8	2.0	16.3	2.4
Net gain on derivatives designated as cash flow hedges reclassified to operations	(2.1)	(8.3)	(2.4)	(19.0)
Comprehensive income (loss)	$(6.2)	$29.8	$(40.7)	$59.1

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2007 annual consolidated financial statements.

CELESTICA INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in millions of U.S. dollars)

(unaudited)

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

Cash provided by (used in):
Operations:
Net earnings (loss) for the period	$(19.2)	$39.8	$(53.5)	$69.6
Items not affecting cash:
Depreciation and amortization	29.9	27.7	61.9	54.3
Deferred income taxes	12.6	2.5	16.0	—
Non-cash charge for option issuances	1.4	2.2	3.0	3.9
Restructuring charges	(4.1)	0.1	(4.1)	0.3
Other charges	—	—	(0.6)	—
Other	8.1	6.9	13.7	12.0
Changes in non-cash working capital items:
Accounts receivable	(98.9)	(53.0)	33.3	47.9
Inventories	125.8	(6.1)	243.0	(20.1)
Prepaid and other assets	11.9	5.4	14.3	15.2
Income taxes recoverable	1.3	(17.7)	(1.1)	(13.1)
Accounts payable and accrued liabilities	(13.6)	58.3	(373.4)	(58.4)
Income taxes payable	0.6	2.1	2.0	4.0
Non-cash working capital changes	27.1	(11.0)	(81.9)	(24.5)
Cash provided by (used in) operations	55.8	68.2	(45.5)	115.6

Investing:
Purchase of property, plant and equipment	(22.7)	(16.5)	(36.0)	(32.4)
Proceeds from sale of assets	8.9	2.2	23.3	3.8
Other	—	0.3	0.1	—
Cash used in investing activities	(13.8)	(14.0)	(12.6)	(28.6)

Financing:
Financing costs	(0.9)	—	(0.9)	—
Repayment of long-term debt	(0.1)	(0.2)	(0.3)	(0.2)
Issuance of share capital	2.1	1.9	3.4	1.9
Other	(0.2)	(2.2)	(0.8)	(2.4)
Cash provided by (used in) financing activities	0.9	(0.5)	1.4	(0.7)

Increase (decrease) in cash	42.9	53.7	(56.7)	86.3
Cash, beginning of period	704.1	1,149.3	803.7	1,116.7
Cash, end of period	$747.0	$1,203.0	$747.0	$1,203.0

Supplemental cash flow information (note 8)

See accompanying notes to consolidated financial statements.

These unaudited interim consolidated financial statements should be read in conjunction with the

2007 annual consolidated financial statements.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

1.    Basis of presentation:

We prepare our financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 20 to the 2007 annual consolidated financial statements.

2.    Significant accounting policies:

The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of Canadian GAAP for annual financial statements.  These unaudited interim consolidated financial statements should be read in conjunction with the 2007 annual consolidated financial statements.  These unaudited interim consolidated financial statements reflect all adjustments which are, in the opinion of management, necessary to present fairly our financial position as at June 30, 2008 and the results of operations and cash flows for the three and six months ended June 30, 2007 and 2008.  These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2007 annual consolidated financial statements, except for the following:

Changes in accounting policies:

(i)          Inventories:

Effective January 1, 2008, we adopted CICA Handbook Section 3031, “Inventories,” which requires inventory to be measured at the lower of cost and net realizable value.  This standard provides additional guidance on the types of costs that can be capitalized and requires the reversal and disclosure of previous inventory write-downs if economic circumstances have changed to support higher inventory values.  The adoption of this standard did not have a material impact on our consolidated financial statements.

During the second quarter of 2008, we recorded a net inventory provision of $2.2 (first quarter of 2008 – $5.4) to write-down the value of our inventory to net realizable value.  This net inventory provision is included in cost of sales.   There were no significant reversals of previously recorded inventory write-downs during the quarter.

(ii)      Financial instruments:

Effective January 1, 2008, we adopted CICA Handbook Section 3862, “Financial instruments – disclosures,” and Section 3863, “Financial instruments – presentation.”  These standards provide additional guidance on disclosing risks related to recognized and unrecognized financial instruments and how those risks are managed. The adoption of these standards did not have a material impact on our consolidated financial statements.

Section 3862 requires us to disclose the classifications of our financial instruments into the following specific categories:

•      financial assets held-for-trading

•      held-for-maturity investments

•      financial liabilities held-for-trading

•      loans and receivables

•      available-for-sale financial assets

•      financial liabilities measured at amortized cost

The classification of our financial instruments is as follows:

Our cash and cash equivalents are comprised of cash and short-term investments.  See note 8.  Most of our short-term investments are held-to-maturity, except for investments in highly-liquid mutual funds which are held-for-trading.  We classify accounts receivable under loans and receivables.  Our derivative assets are included in prepaid and other assets and other long-term assets. Our derivative liabilities are included in accrued liabilities.  The majority of our derivative assets and liabilities arise from foreign currency forward contracts and interest rate swap agreements.  Our foreign currency forward contracts are recorded at fair value and the majority of our foreign

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

currency forward contracts are designated as cash flow hedges.  Our interest rate swap agreements related to our $500.0 Senior Subordinated Notes due 2011 are recorded at fair value and are designated as fair value hedges.  See note 9.  Accounts payable and the majority of our accrued liabilities, excluding derivative liabilities, are classified as financial liabilities which are recorded at amortized cost.  Our Senior Subordinated Notes, which are recorded in long-term debt, are classified as financial liabilities.  See note 3.  The carrying values of our Senior Subordinated Notes are comprised of elements recorded at fair value and amortized cost.  See note 15 to the 2007 annual consolidated financial statements.  We do not currently have any financial assets designated as available-for-sale.

We are exposed to a variety of financial risks that we face in the normal course of business. Our financial risk management objectives are described in note 15 to the 2007 annual consolidated financial statements.  The disclosures required by Section 3862 are included in note 12.

Effective January 1, 2007, we adopted the CICA standards on financial instruments, hedges and comprehensive income. Section 1530, “Comprehensive income,” Section 3855, “Financial instruments – recognition and measurement,” Section 3861, “Financial instruments – disclosure and presentation,” and Section 3865, “Hedges”. These disclosures are included in notes 2(s), 7, 10 and 15 to the 2007 annual consolidated financial statements.  On January 1, 2007, we made certain transitional adjustments to our consolidated balance sheet which included an adjustment to opening deficit of $6.4.

(iii)  Capital disclosures:

Effective January 1, 2008, we adopted CICA Handbook Section 1535, “Capital disclosures,” which provides guidance for disclosing information about an entity’s capital and how it manages its capital.  This standard requires the disclosure of the entity’s capital management objectives, policies and processes.  See note 13.  The adoption of this standard did not have a material impact on our consolidated financial statements.

Recently issued accounting pronouncements:

Goodwill and intangible assets:

In February 2008, the CICA issued Handbook Section 3064, “Goodwill and intangible assets,” which replaces the existing standards.  This revised standard establishes guidance for the recognition, measurement and disclosure of goodwill and intangible assets, including internally generated intangible assets.  This standard is effective for 2009.  We are currently evaluating the impact of adopting this standard on our consolidated financial statements.

International financial reporting standards(IFRS):

In February 2008, the Canadian Accounting Standards Board announced the adoption of International Financial Reporting Standards for publicly accountable enterprises. IFRS will replace Canadian GAAP effective January 1, 2011.  IFRS is effective for our first quarter of 2011 and will require that we restate our 2010 comparative numbers.  We have begun to develop plans to implement the new standards. We cannot at this time reasonably estimate the impact of adopting IFRS on our consolidated financial statements.

3.              Long-term debt:

	December 31	June 30
	2007	2008

Secured, revolving credit facility due 2009 (a)	$—	$—
Senior Subordinated Notes due 2011 (2011 Notes) (b)(c)	500.0	500.0
Senior Subordinated Notes due 2013 (2013 Notes) (b)	250.0	250.0
Embedded prepayment option at fair value (d)	(6.5)	(5.6)
Basis adjustments on debt obligation (d)	6.5	5.9
Unamortized debt issue costs (b)	(9.6)	(8.5)
Fair value adjustment of 2011 Notes attributable to interest rate risks (d)	17.9	17.0
	758.3	758.8
Capital lease obligations	0.2	—
	758.5	758.8
Less current portion	0.2	—
	$758.3	$758.8

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(a)        We have a revolving credit facility for $300.0 which matures in April 2009.  There were no borrowings outstanding under this facility at June 30, 2008.  Commitment fees for the second quarter of 2008 were $0.5 ($0.9 – first half of 2008). The facility has restrictive covenants relating to debt incurrence and sale of assets and also contains financial covenants that require us to maintain certain financial ratios.  We were in compliance with all covenants at June 30, 2008.  Based on the required financial ratios at June 30, 2008, we have full access to the $300.0 available under this facility.

We also have uncommitted bank overdraft facilities available for operating requirements which total $49.5 at June 30, 2008.  There were no borrowings outstanding under these facilities at June 30, 2008.

(b)       In June 2004, we issued the 2011 Notes with an aggregate principal amount of $500.0 and a fixed interest rate of 7.875%.  We are now entitled to redeem the 2011 Notes at various premiums above face value.

In June 2005, we issued the 2013 Notes with an aggregate principal amount of $250.0 and a fixed interest rate of 7.625%.  We will be entitled to redeem the 2013 Notes on or after July 1, 2009 at various premiums above face value.

The 2011 and 2013 Notes are unsecured and are subordinated in right of payment to all our senior debt.  The 2011 and 2013 Notes have restrictive covenants that limit our ability to pay dividends, repurchase our own stock or repay debt that is subordinated to these Notes.  These covenants also place limitations on debt incurrence, the sale of assets and our ability to incur additional debt.   We were in compliance with all covenants at June 30, 2008.

(c)        In connection with the 2011 Notes, we entered into agreements to swap the fixed interest rate with a variable interest rate based on LIBOR plus a margin.  The average interest rate on the 2011 Notes was 5.7% and 6.7%, respectively, for the second quarter and first half of 2008 (8.4% – second quarter and first half of 2007).  The fair value of the interest rate swap agreements is disclosed in note 9(ii).

(d)       The prepayment options in the 2011 and 2013 Notes qualify as embedded derivatives which must be bifurcated for reporting under the financial instruments standards.  As of June 30, 2008, the fair value of the embedded derivative asset is $5.6 and is recorded against long-term debt.  The decrease in the fair value of the embedded derivative asset of $0.9 for the first half of 2008 is recorded as an increase in interest expense on long-term debt.  As a result of bifurcating the prepayment option from these Notes, a basis adjustment is added to the cost of the long-term debt.  This basis adjustment is amortized over the term of the debt using the effective interest rate method.  The amortization of the basis adjustment of $0.6 for the first half of 2008 is recorded as a reduction of interest expense on long-term debt.  The change in the fair value of the debt obligation attributable to movement in the benchmark interest rates resulted in a gain of $0.9 for the first half of 2008, which reduced interest expense on long-term debt.

4.            Other charges:

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

2001 to 2004 restructuring (a)	$0.9	$0.6	$0.5	$0.9
2005 to 2009 restructuring (b)	1.6	3.0	10.0	6.0
Total restructuring	2.5	3.6	10.5	6.9
Other	(3.4)	—	(4.3)	—
	$(0.9)	$3.6	$6.2	$6.9

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

(a)       2001 to 2004 restructuring:

In 2001, we announced a restructuring plan as a result of the weak end-markets in the enterprise computing and telecommunications industries.  In response to the prolonged difficult end-market conditions, we announced a second restructuring plan in July 2002. The weak demand for our manufacturing services resulted in an accelerated move to lower-cost geographies and additional restructuring in the Americas and Europe.  In January 2003, we announced further reductions to our manufacturing capacity in Europe.  In 2004, we announced plans to further restructure our operations to better align capacity with customers’ requirements.

These restructuring actions were focused on consolidating facilities, reducing the workforce, and transferring programs to lower-cost geographies. The majority of the employees terminated were manufacturing and plant employees.  For leased facilities that were no longer used, the lease costs included in the restructuring costs represent future lease payments less estimated sublease recoveries.  Adjustments were made to lease and other contractual obligations to reflect incremental cancellation fees paid for terminating certain facility leases and to reflect higher accruals for other leases due to delays in the timing of sublease recoveries and changes in estimated sublease rates, relating principally to facilities in the Americas.

We have completed the major components of these restructuring plans, except for certain long-term lease and other contractual obligations, which will be paid out over the remaining lease terms through 2015.  The restructuring liability is recorded in accrued liabilities.

Details of the lease and other contractual obligations accrual are as follows:

	Total accrued liability	2008 charge

December 31, 2007	$26.8	$—
Cash payments	(1.7)	—
Adjustments	0.3	0.3
March 31, 2008	25.4	0.3
Cash payments	(1.8)	—
Adjustments	0.6	0.6
June 30, 2008	$24.2	$0.9

(b)       2005 to 2009 restructuring:

In January 2005, we announced plans to further improve capacity utilization and accelerate margin improvements.  These restructuring actions included facility closures and a reduction in workforce, primarily targeting our higher-cost geographies where end-market demand had not recovered to the levels required to achieve sustainable profitability.  We expected to complete these restructuring actions by the end of 2006.  In the fourth quarter of 2006, we identified additional restructuring actions.  These restructuring actions included additional downsizing of the workforce to reflect the volume reductions at certain facilities and to reduce overhead costs, which we expected to complete in 2007.

In the fourth quarter of 2007, we identified additional restructuring actions to drive further operational improvements throughout our manufacturing network.  These restructuring actions will reduce our workforce and will include the closure of certain facilities.  We plan to consolidate the programs from the facilities we close into our other facilities.  As we complete these restructuring actions, our overall utilization and operating efficiency should improve, allowing us to service our customers through more cost-effective facilities. As we finalize the detailed plans of these restructuring actions, we will recognize the related charges.  We estimate the additional restructuring charges will be in the range of $50 to $75 which will be recorded throughout 2008 and 2009.  We expect to complete these actions during the second half of 2009.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

As of June 30, 2008, we have recorded termination costs, incurred since 2005, relating to approximately 8,800 employees, primarily operations and plant employees.  Approximately 8,600 of these employees have been terminated as of June 30, 2008.  Approximately 60% of the employee terminations have been in the Americas, 30% in Europe and 10% in Asia.  Our lease and other contractual obligations will be paid out over the remaining lease terms through 2010.  The restructuring liability is recorded in accrued liabilities.

Details of the 2008 activity are as follows:

	Employee termination costs	Lease and other contractual obligations	Facility exit costs and other	Total accrued liability	Non-cash charge	2008 charge

December 31, 2007	$9.0	$9.7	$0.6	$19.3	$58.7	$—
Cash payments	(7.1)	(1.1)	(0.8)	(9.0)	—	—
Provisions	2.4	—	0.4	2.8	0.2	3.0
March 31, 2008	4.3	8.6	0.2	13.1	58.9	3.0
Cash payments	(2.8)	(1.0)	(0.3)	(4.1)	—	—
Provisions	3.2	(0.7)	0.4	2.9	0.1	3.0
June 30, 2008	$4.7	$6.9	$0.3	$11.9	$59.0	$6.0

Restructuring summary:

We expect to incur and record restructuring charges of between $50 and $75 throughout 2008 and 2009.  During the first half of 2008, we recorded restructuring charges of $6.9.  We expect to complete these actions during the second half of 2009.

As of June 30, 2008, we have approximately $23 in assets that are available-for-sale, primarily land and buildings, as a result of the restructuring actions we have implemented.  We have programs underway to sell these assets.

5.              Pension and non-pension post-employment benefit plans:

We have recorded the following pension expense:

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

Pension plans	$5.3	$4.6	$10.3	$9.6
Other benefit plans	1.7	1.9	3.4	3.8
Total expense	$7.0	$6.5	$13.7	$13.4

6.              Stock-based compensation and other stock-based payments:

We have granted stock options as part of our long-term incentive plans.  The estimated fair value of options is amortized to expense over the vesting period, on a straight-line basis, and was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

Risk-free rate	4.8%	3.0% – 3.2%	4.5% – 4.8%	2.3% – 3.2%
Dividend yield	0.0%	0.0%	0.0%	0.0%
Volatility factor of the expected market price of our shares	36% – 48%	42% – 44%	35% – 52%	42% – 59%
Expected option life (in years)	4.0 – 5.5	4.0 – 5.5	4.0 – 5.5	4.0 – 5.5
Weighted average fair value of options granted	$ 2.71	$ 3.75	$ 2.55	$ 3.25

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

Compensation expense relating to the fair value of options granted for the three and six months ended June 30, 2008 was $2.2 and $3.9, respectively (three and six months ended June 30, 2007 was $1.4 and $3.0, respectively).

Our stock-based compensation plans are described in note 9 to the 2007 annual consolidated financial statements.

7.              Segment information:

The accounting standards establish the criteria for the disclosure of certain information in the interim and annual financial statements regarding operating segments, products and services and major customers.  Operating segments are defined as components of an enterprise for which separate financial information is available that is regularly evaluated by the chief operating decision maker in deciding how to allocate resources and in assessing performance.  Our operating segment is comprised of our electronics manufacturing services business. Our chief operating decision maker is our Chief Executive Officer.

(i)           The following table indicates revenue by end market as a percentage of total revenue.  Our revenue fluctuates from period to period depending on numerous factors, including but not limited to: seasonality of business; the level of business from new, existing and disengaging customers; the level of program wins or losses; the phasing in or out of programs; and changes in customer demand.

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008

Enterprise communications	29%	27%	31%	27%
Consumer	18%	23%	18%	23%
Servers	20%	17%	19%	17%
Telecommunications	14%	15%	14%	15%
Storage	11%	10%	11%	10%
Industrial, aerospace and defense	8%	8%	7%	8%

(ii)         For the second quarter and first half of 2008, no customer represented more than 10% of total revenue (second quarter and first half of 2007 — two customers).

8.    Supplemental cash flow information:

	Three months ended June 30		Six months ended June 30
	2007	2008	2007	2008
Paid during the period:
Interest (a)	$4.9	$1.3	$40.6	$33.9
Taxes (b)	$5.1	$9.0	$11.9	$7.9

(a)         This includes interest paid on the 2011 and 2013 Notes.  Interest on these Notes is payable in January and July of each year until maturity.  See notes 3 (b) and (c).  The interest paid on the 2011 Notes reflect the amounts received or paid relating to the interest rate swap agreements.

(b)        Cash taxes paid is net of any income taxes recovered.

	December 31	June 30
	2007	2008
Cash is comprised of the following:
Cash	$328.7	$229.3
Short-term investments	788.0	973.7
	$1,116.7	$1,203.0

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

9.    Derivative financial instruments:

(i)           We enter into foreign currency contracts to hedge foreign currency risks relating to cash flow.  At June 30, 2008, we had forward exchange contracts covering various currencies in an aggregate notional amount of $488.4.   All derivative financial instruments are recorded at fair value on our consolidated balance sheet.  The fair value of these contracts at June 30, 2008 was a net unrealized gain of $3.4 (December 31, 2007 – net unrealized gain of $20.0).  As of June 30, 2008, $9.1 of derivative assets are recorded in prepaid and other assets, $5.6 of derivative liabilities are recorded in accrued liabilities, and $0.1 of derivative liabilities are recorded in other long-term liabilities relating to our hedges against foreign currency risks.  The decrease in the fair value of these forward exchange contracts is primarily due to the settlement of certain foreign currency forwards, with significant gains, during the first half of 2008.

(ii)        In connection with the issuance of our 2011 Notes in June 2004, we entered into agreements to swap the fixed rate of interest for a variable interest rate.  The notional amount of the agreements is $500.0.  The agreements mature in July 2011.  See note 3(c).  Payments or receipts under the swap agreements are recorded in interest expense on long-term debt.  The fair value of the interest rate swap agreements at June 30, 2008 was an unrealized gain of $8.8, which is recorded in other long-term assets (December 31, 2007 – unrealized gain of $8.7).  The increase in the fair value of the swap agreements of $0.1 for the first half of 2008 is recorded as a reduction of interest expense on long-term debt.

Fair value hedge ineffectiveness arises when the change in the fair values of our swap agreements, hedged debt obligation and its embedded derivatives, and the amortization of the related basis adjustments, do not offset each other during a reporting period. The fair value hedge ineffectiveness for our 2011 Notes is recorded in interest expense on long-term debt and amounted to a loss of $0.4 for the first half of 2008.  This fair value hedge ineffectiveness is driven primarily by the difference in the credit risk used to value our hedged debt obligation as compared to the credit risk used to value our interest rate swaps.

10.     Shareholders’ equity:

	Capital stock	Warrants	Contributed surplus	Deficit

Balance – December 31, 2006	$3,576.6	$8.4	$179.3	$(1,696.2)
Change in accounting policy (note 2(ii))	—	—	—	(6.4)
Shares issued	8.6	—	—	—
Warrants cancelled	—	(5.3)	5.3	—
Stock-based costs	—	—	5.1	—
Other	—	—	0.6	—
Net loss for 2007	—	—	—	(13.7)
Balance – December 31, 2007	$3,585.2	$3.1	$190.3	$(1,716.3)

	Capital stock	Warrants	Contributed surplus	Deficit

Balance – December 31, 2007	$3,585.2	$3.1	$190.3	$(1,716.3)
Shares issued	2.4	—	—	—
Stock-based costs	—	—	10.1	—
Other	—	—	0.5	—
Net earnings for the first half of 2008	—	—	—	69.6
Balance – June 30, 2008	$3,587.6	$3.1	$200.9	$(1,646.7)

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

	Year ended December 31	Six months ended June 30
	2007	2008
Accumulated other comprehensive income, net of tax:
Opening balance of foreign currency translation account	$—	$35.2
Transitional adjustment – January 1, 2007	26.5	—
Foreign currency translation gain	8.7	6.1
Closing balance	$35.2	$41.3

Opening balance of unrealized net gain on cash flow hedges	$—	$20.7
Transitional adjustment – January 1, 2007	(0.5)	—
Net gain on cash flow hedges (1)	37.5	2.4
Net gain on cash flow hedges reclassified to operations (2)	(16.3)	(19.0)
Closing balance(3)	$20.7	$4.1

Accumulated other comprehensive income	$55.9	$45.4

(1)          Net of income tax expense of $0.1 and $0.7, respectively, for the three and six months ended June 30, 2008 ($0.2 income tax expense for 2007).

(2)          Net of income tax benefit of $0.3 and $0.6, respectively, for the three and six months ended June 30, 2008 (no income tax for 2007).

(3)          Net of income tax expense of $0.3 as of June 30, 2008 ($0.2 income tax expense as of December 31, 2007).

11.       Guarantees and contingencies:

We have contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds which we have provided to various third parties. These guarantees cover various payments, including customs and excise taxes, utility commitments and certain bank guarantees.  At June 30, 2008, these contingent liabilities amounted to $72.1 (December 31, 2007 – $74.4).

In addition to the above guarantees, we have also provided routine indemnifications, the terms of which range in duration and often are not explicitly defined.  These may include indemnifications against adverse impacts due to changes in tax laws and patent infringements by third parties. We have also provided indemnifications in connection with the sale of certain businesses and real property.  The maximum potential liability from these indemnifications cannot be reasonably estimated.  In some cases, we have recourse against other parties to mitigate our risk of loss from these indemnifications. Historically, we have not made significant payments relating to these types of indemnifications.

Litigation:

In the normal course of our operations, we are subject to litigation and claims from time to time. We may also be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes and other matters.  Management believes that adequate provisions have been recorded in the accounts where required. Although it is not possible to estimate the extent of potential costs, if any, management believes that the ultimate resolution of such contingencies will not have a material adverse impact on our results of operations, financial position or liquidity.

In 2007, securities class action lawsuits were commenced against us and our former Chief Executive and Chief Financial Officers, in the United States District Court of the Southern District of New York by certain individuals, on behalf of themselves and other unnamed purchasers of our stock, claiming that they were purchasers of our stock during the period January 27, 2005 through January 30, 2007. The plaintiffs allege violations of United States federal securities laws and seek unspecified damages.  They allege that during the purported class period we made statements concerning our actual and anticipated future financial results that failed to disclose certain purportedly material adverse information with respect to demand and inventory in our Mexican operations and our information technology and communications divisions. In an amended complaint, the plaintiffs have added one of our directors

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

and Onex Corporation as defendants. A parallel class proceeding has also been issued against us and our former Chief Executive and Chief Financial Officers, in the Ontario Superior Court of Justice, but neither leave nor certification of the action has been granted by that court.  We believe that the allegations in these claims are without merit and we intend to defend against them vigorously. However, there can be no assurance that the outcome of the litigation will be favorable to us or will not have a material adverse impact on our financial position or liquidity. In addition, we may incur substantial litigation expenses in defending these claims.  We have liability insurance coverage that may cover some of the expense of defending these cases, as well as potential judgments or settlement costs.

Income taxes:

We are subject to tax audits by local tax authorities.  Tax authorities could challenge the validity of our inter-company transactions, including financing and transfer pricing policies which generally involve subjective areas of taxation and a significant degree of judgment.  If any of these tax authorities are successful in challenging our inter-company transactions, our income tax expense may be adversely affected and we could also be subject to interest and penalty charges.

In connection with ongoing tax audits in Canada, tax authorities have taken the position that income reported by one of our Canadian subsidiaries in 2001 should have been materially higher as a result of certain inter-company transactions.  The successful pursuit of that assertion could result in that subsidiary owing significant amounts of tax, interest and possibly penalties.  We believe we have substantial defenses to the asserted position and have adequately accrued for any probable potential adverse tax impact.  However, there can be no assurance as to the final resolution of this claim and any resulting proceedings, and if this claim and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material.

12.       Financial instruments - financial risks:

We have exposures to the following financial risks arising from financial instruments.

(a)       Currency risk:  See note 15(a) to the 2007 annual consolidated financial statements.  Due to the nature of our international operations, we are exposed to exchange rate fluctuations on our financial instruments denominated in various foreign currencies.  Our major currency exposures, as of June 30, 2008, are summarized in USD equivalents in the following table.  The local currency amounts have been converted to USD equivalents using the spot rates as of June 30, 2008.

	Euro	Chinese renminbi	Canadian dollar

Cash and cash equivalents	$5.6	$41.3	$88.2
Accounts receivable	4.2	25.2	0.1
Other financial assets (i)	541.0	5.1	7,421.6
Accounts payable and accrued liabilities	(7.4)	(26.5)	(58.2)
Other financial liabilities (i)	(521.4)	(1.5)	(7,421.6)
Net financial assets	$22.0	$43.6	$30.1

(i)  This includes foreign currency denominated inter-company loans.

CELESTICA INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(in millions of U.S. dollars, except per share amounts)

(unaudited)

A one-percentage point strengthening or weakening of the following currencies against the U.S. dollar for our financial instruments denominated in non-functional currencies as of June 30, 2008 has the following impact:

	Euro	Chinese renminbi	Canadian dollar
	Increase (decrease)
1% Strengthening
Net earnings	$0.2	$0.4	$0.3
Other comprehensive income	(0.3)	—	1.9
1% Weakening
Net earnings	(0.2)	(0.4)	(0.3)
Other comprehensive income	—	—	(1.8)

(b)       Interest rate risk:  See note 15(b) to the 2007 annual consolidated financial statements.

(c)        Credit risk:  See notes 2(e), 15(c) and 18 to the 2007 annual consolidated financial statements.  The carrying amount of financial assets recorded in the financial statements, net of any allowances or reserves for losses, represents our estimate of maximum exposure to credit risk.  As of June 30, 2008, less than 1% of our gross accounts receivable are over 90 days past due.  Accounts receivable are net of an allowance for doubtful accounts of $12.9 at June 30, 2008 (December 31, 2007 – $21.5).

(d)       Liquidity risk: See note 15(d) to the 2007 annual consolidated financial statements.  The majority of our financial liabilities recorded in accounts payable and accrued liabilities are due within 90 days.  The repayment schedule of our long-term debt obligations is included in note 7 to the 2007 annual consolidated financial statements.  Our foreign currency forward contracts generally extend for periods ranging from one to 15 months.  See note 15 to the 2007 annual consolidated financial statements.

13.       Capital management:

Our main objectives in managing our capital resources are to ensure liquidity and to have funds available for working capital or other investments required to grow our business.  Our capital resources consist of cash, short-term investments, access to credit facilities, senior subordinated notes and share capital.

We manage our capitalization levels and make adjustments, as available, for changes in economic conditions.  We have full access to a $300.0 credit facility and we can sell up to $250.0, on a committed basis, under an accounts receivable sales program to provide short-term liquidity.  Our credit facility has restrictive covenants relating to debt incurrence and the sale of assets.  The facility also contains financial covenants that may limit the available amount of debt that can be incurred under the facility.  We closely monitor our business performance to evaluate compliance with our covenants.  Our 2011 and 2013 Notes also have restrictions on financing activities.  We continue to monitor and review the most cost-effective methods for raising capital, taking into account these restrictions and covenants.

There were no significant changes to our capital structure during the first half of 2008.  We have not distributed, nor do we currently plan to distribute, any dividends to our shareholders.

Our strategy on capital risk management has not changed since year end.  Other than the restrictive covenants associated with our debt obligations noted above, we are not subject to any contractual or regulatorily imposed capital requirements.  While some of our international operations are subject to government restrictions on the flow of capital into and out of their jurisdictions, these restrictions have not had a material impact on our operations.